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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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13030490

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 4 - 2013
Washington DC
400

SEC FILE NUMBER
8- 25845

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Columbia Management Investment Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Center
(No. and Street)

Boston (City) MA (State) 02111-2621 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David K. Stewart 612-678-4769
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker Dr. (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, David K. Stewart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Columbia Management Investment Distributors, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public


RENEE A. BOBICK
Notary Public
Minnesota
My Commission Expires Jan. 31, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Columbia Management Investment Distributors, Inc.
SEC File Number: 8-25845
December 31, 2012
With Report of Independent Auditors





STATEMENT OF FINANCIAL CONDITION

Columbia Management Investment Distributors, Inc.
SEC File Number: 8-25845
December 31, 2012
With Report of Independent Auditors

Columbia Management Investment Distributors, Inc.
Statement of Financial Condition
December 31, 2012

Contents

Report of Independent Auditors....1
Statement of Financial Condition....2
Notes to Financial Statements....3



Independent Auditor's Report

To the Board of Directors of
Columbia Management Investment Distributors, Inc.

We have audited the accompanying statement of financial condition of Columbia Management Investment Distributors, Inc. (the "Company"), as of December 31, 2012.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall financial statement presentation. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Columbia Management Investment Distributors, Inc., at December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

March 1, 2013

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

Columbia Management Investment Distributors, Inc.
Statement of Financial Condition
December 31, 2012
(in thousands except share data)

Assets		
Cash and cash equivalents	$	84,625
Receivables:		
Distribution fees		13,279
Other		4,278
Deferred acquisition costs		10,798
Intangible assets, net of accumulated amortization of $556		1,444
Equipment and software, net of accumulated depreciation and amortization of $592		114
Total assets	$	114,538
Liabilities and Stockholder's Equity		
Liabilities:		
Payables:		
Due to affiliates, net	$	40,939
Distribution fees		21,627
Other		1,241
Deferred income taxes, net		2,971
Total liabilities		66,778
Total stockholder's equity		47,760
Total liabilities and stockholder's equity	$	114,538

The accompanying notes are an integral part of these financial statements.

Columbia Management Investment Distributors, Inc.
Notes to Statement of Financial Condition
(in thousands)

1. Organization and Significant Accounting Policies

Organization

Columbia Management Investment Distributors, Inc. (the Company) is incorporated under the laws of the state of Delaware. The Company is a wholly owned subsidiary of J. & W. Seligman & Co, Inc., which is a wholly owned subsidiary of Columbia Management Investment Advisers, LLC, (CMIA), which is a wholly owned subsidiary of Ameriprise Financial, Inc. (the Parent). The Company is a limited purpose broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investor Protection Corporation (SIPC).

The Company provides underwriting and distribution services for financial products, for open-end investment companies and for 529 plans managed by affiliated companies. The Company's distribution services are performed pursuant to distribution agreements under which the Company, where applicable, retains distribution concessions, net of commissions paid to dealers for distribution on the investment companies' shares. The Company provides these services to the Columbia Funds, including 529 plans for the state of South Carolina. The Company serves as the distributor of the combined Columbia complex of open-end investment companies and 529 plans which includes funds known collectively as the Columbia Funds, and serves as a placement agent or distributor of private and foreign funds managed by CMIA and foreign funds managed by Columbia Wanger Asset Management LLC. The Company also provides certain marketing, distribution and sales support services for the Columbia Trust collective funds, which are sub-advised by CMIA.

Basis of Financial Statement Presentation

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. These accounting estimates reflect the best judgment of management and actual amounts could differ.

Significant Accounting Policies

Fair value of financial instruments: Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature and based on market interest rates available to the Company on December 31, 2012, approximate fair value.

Cash and cash equivalents: Cash equivalents include time deposits and other highly liquid investments with original maturities of 90 days or less.

Deferred acquisition costs: Commissions and other direct variable distribution costs are paid to affiliates and outside distributors by the Company in connection with the sales of certain investment products and are deferred. Such deferred acquisition costs (DAC) are amortized over the estimated revenue generating lives of the related products. When the client's investment is redeemed, any remaining deferred acquisition costs are immediately recognized as expense in conjunction with the collection of a contingent deferred sales charge. The Company tests for impairment quarterly or whenever events and circumstances indicate that an impairment may have occurred, such as a significant adverse change in the business climate. No impairments were identified as a result of these tests for the year ended December 31, 2012.

Intangible assets: Intangible assets are composed of acquired distribution relationships and are amortized over their estimated useful lives, unless they are deemed to have indefinite useful lives, using the 15 year straight line method. The Company evaluates the definite lived intangible assets' remaining useful lives annually on the measurement date of July 1 and tests for impairment whenever events and circumstances indicate that an impairment may have occurred, such as a significant adverse change in the business climate. For definite lived intangible assets subject to amortization, impairment to fair value is recognized if the carrying amount is not recoverable. No impairments were identified as a result of these tests for the year ended December 31, 2012.

Equipment and software: Equipment and software are carried at cost less accumulated depreciation and amortization. The Company capitalizes certain costs to develop or obtain software for internal use. The carrying value of the internally developed software is $114. The Company generally uses the straight-line method of depreciation and amortization over a period ranging from three to ten years.

Income taxes: The Company's provision for income taxes represents the net amount of income taxes that the Company expects to pay or to receive from various taxing jurisdictions in connection with its operations. The Company provides for income taxes based on amounts that the Company believes it will ultimately owe taking into account the recognition and measurement for uncertain tax positions. Inherent in the provision for income taxes are estimates and judgments regarding the tax treatment of certain items. In connection with the provision for income taxes, the financial statements reflect certain amounts related to deferred tax assets and liabilities, which result from temporary differences between the assets and liabilities measured for financial statement purposes versus the assets and liabilities measured for tax return purposes. The Company's taxable income is included in the consolidated federal and state income tax returns of the Parent. The Company provides for income taxes on a separate return basis, except that, under an agreement between the Parent and the Company, tax benefits are recognized for losses to the extent they can be used in the consolidated return. It is the policy of the Parent to reimburse its subsidiaries for any tax benefits recorded.

2. Recent Accounting Pronouncements

Adoption of New Accounting Standards

Fair Value

In May 2011, the FASB updated the accounting standards related to fair value measurement and disclosure requirements. The standard requires entities, for assets and liabilities measured at fair value in the statement of financial position which are Level 3 fair value measurements, to disclose quantitative information about unobservable inputs and assumptions used in the measurements, a description of the valuation processes in place, and a qualitative discussion about the sensitivity of the measurements to changes in unobservable inputs and interrelationships between those inputs if a change in those inputs would result in a significantly different fair value measurement. In addition, the standard requires disclosure of fair value by level within the fair value hierarchy for each class of assets and liabilities not measured at fair value in the statement of financial position but for which the fair value is disclosed. The standard was effective for interim and annual periods beginning on or after December 15, 2011. The Company adopted the standard in the first quarter of 2012. The adoption of the standard did not have any effect on the Company's results of operations and financial condition. See Note 4 for the required disclosures.

(in thousands)

Future Adoption of New Accounting Standards

Balance Sheet

In December 2011, the Financial Accounting Standards Board (FASB) updated the accounting standards to require new disclosures about offsetting assets and liabilities. The standard requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial condition and instruments and transactions subject to an agreement similar to a master netting arrangement. The standard is effective for interim and annual periods beginning on or after January 1, 2013 on a retrospective basis. The adoption of the standard will not impact the Company's statements of operations and financial condition, but will require additional footnote disclosures.

3. Income Taxes

The Company had a payable to the Parent for federal income taxes of $794 and receivable for state income taxes of $17 at December 31, 2012.

Significant components of the Company's deferred income tax assets and liabilities as of December 31, 2012 are as follows:

Deferred income tax assets:	
Deferred compensation and bonuses	$ 525
Total deferred income tax assets	525
Deferred income tax liabilities:	
Deferred commission and acquisition costs	(2,630)
Intangible assets	(555)
State income taxes	(266)
Software	(44)
Other	(1)
Total deferred income tax liabilities	(3,496)
Net deferred income tax liability	$ (2,971)

The Company is required to establish a valuation allowance for any portion of the deferred income tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred income tax assets, and therefore, no such valuation allowance has been established.

During the year ending December 31, 2012, the Company identified and recorded an out of period adjustment of $182. The adjustment recorded resulted in a decrease to income tax expense in the financial statements for the year ending December 31, 2012 related to a correction of the Company's deferred tax balances from prior periods (not presented herein). The Company has concluded that the impact of recognizing the out of period adjustment in the financial statements for the year ending December 31, 2012 was immaterial to the financial statements as a whole.

For all open tax years and all major taxing jurisdictions, management of the Company has concluded that there are no significant uncertain tax positions that would require recognition in the financial statements. Furthermore, management of the Company is also not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months. The Company has no unrecognized tax benefits or related interest and penalties for the year ended December 31, 2012.

(in thousands)

The Company files income tax returns, as part of its inclusion in the consolidated federal income tax returns of Ameriprise Financial, in the U.S. federal jurisdiction, and various states and foreign jurisdictions. The Internal Revenue Service ("IRS") had previously completed its field examination of the 1997 through 2007 tax returns in recent years. However, for federal income tax purposes, these years except for 2007, continue to remain open as a consequence of certain issues under appeal. The IRS is in the process of completing the audit of the Company's income tax returns for 2008 and 2009 and began auditing 2010 and 2011 in the fourth quarter of 2012. The Company's state income tax returns are currently under examination by various jurisdictions for years ranging from 1997 through 2009 and remain open for the years after 2009.

4. Fair Values of Assets and Liabilities

U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is not exchanged subject to a forced liquidation or distressed sale.

Valuation Hierarchy

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

Level 1 Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.

Level 2 Prices or valuations based on observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Determination of Fair Value

The Company uses valuation techniques consistent with the market and income approaches to measure the fair value of its assets and liabilities. The Company's market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The Company's income approach uses valuation techniques to convert future projected cash flows to a single discounted present value amount. When applying either approach, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs. The following is a description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy.

(in thousands)

Assets

Cash equivalents
Cash equivalents include highly liquid investments with original maturities of 90 days or less. Actively traded money market funds are measured at their net asset value (NAV) and classified as Level 1. The Company's remaining cash equivalents are classified as Level 2 and measured at amortized cost, which approximates fair value because of the short time between the purchase of the instrument and its expected realization.

When available, the fair value of securities is based on quoted prices in active markets. If quoted prices are not available, fair values are obtained from third party pricing services, non-binding broker quotes, or other model-based valuation techniques.

The following table presents the balances of assets and liabilities measured at fair value on a recurring basis:

	December 31, 2012			
	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents	$ 26	$ 65,293	$ —	$ 65,319
Total assets at fair value	$ 26	$ 65,293	$ —	$ 65,319

During the reporting period, there were no assets or liabilities measured at fair value that were Level 3 and there were no material assets or liabilities measured at fair value on a nonrecurring basis.

Fair Value of Financial Instruments

In general, the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature and based on market interest rates available to the Company at December 31, 2012, approximate fair value.

5. Net Capital Requirements

The Company is subject to the net capital requirements of FINRA and the Uniform Net Capital requirements of the SEC under Rule 15c3-1. FINRA and the SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2012, the Company had net capital of $29,051, which was $28,798 in excess of the amount required to be maintained.

6. Related-Party Transactions

The Company provides various services to other affiliates and is compensated for these services pursuant to various agreements with the affiliates to which the services are provided. The most significant activity includes providing distribution services for associated mutual funds sold through an affiliated field force and outside distributors. Distribution fees include point-of-sale fees (such as front-load mutual fund fees) and asset-based fees that are generally based on a contractual rate as a percentage of the fair value of assets (such as 12b-1 fees).

7. Commitments and Contingencies

In the normal course of business, the Company enters into contracts that contain provisions related to general indemnifications. The Company's maximum exposure under these arrangements is unknown, as any such exposure involves possible future claims that may be, but have not yet been, made against the Company, based on events which have not yet occurred. However, based on experience, the Company believes the risk of loss from these arrangements to be remote.

8. Subsequent Events

As of March 1, 2013, the Company has evaluated events or transactions that may have occurred after the balance sheet date for potential recognition or disclosure. No events or transactions were identified requiring further recognition or disclosure.


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